Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

NOUVEAU MONDE GRAPHITE INC. (the “Company” or “NMG”)

481 Rue Brassard

Saint-Michel-des-Saints QC, J0K 3B0

Item 2	Date of Material Change

May 2, 2024.

Item 3	News Releases

News releases, in French and English, were issued on May 1, 2024 and May 2, 2024, through Business Wire and filed on SEDAR+ and EDGAR.

Item 4	Summary of Material Change

The Company closed the aggregate US$37.5 million private placements by Mitsui & Co., Ltd. (“Mitsui”) and Pallinghurst Bond Limited (“Pallinghurst”).

Item 5	Full Description of Material Change

5.1          Full Description of Material Change

On May 1, 2024, the Company announced that, at the special meeting of the Company’s shareholders (the “Shareholders”) held on May 1, 2024, Shareholders approved the previously announced aggregate US$37.5-million private placements from Mitsui and Pallinghurst that would be completed by NMG issuing common shares and warrants in exchange for the surrender and cancellation of each of their Mitsui’s and Pallinghurst’s convertible notes dated November 8, 2022, as amended and restated on April 11, 2023 (the “Related Party Private Placements”).

Mitsui had committed to a private placement of US$25 million and Pallinghurst to a private placement of US$12.5 million, in each case subject to the approval of disinterested Shareholders of each transaction in accordance with Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and the TSX Venture Exchange Policy 5.9 – Protection of Minority Security Holders in Special Transactions (“Policy 5.9”), and subject to regulatory approvals.

As per Regulation 61-101, the Company’s disinterested directors engaged Fort Capital Partners British Columbia (“Fort Capital Partners”) to carry out a valuation analysis and fairness opinion (the “Valuation and Fairness Opinion”). The Valuation and Fairness Opinion concluded that the Related Party Private Placements are fair, from a financial point of view, to Shareholders (other than Mitsui and Pallinghurst).

Closing of the Related Party Private Placements

NMG, Mitsui and Pallinghurst closed the Related Party Private Placements on May 2, 2024, subject to the final acceptance of the TSX Venture Exchange.

Mitsui exchanged its convertible note, dated November 8, 2022, as amended and restated on April 11, 2023, for 12,500,000 Common Shares in the capital of NMG (the “Common Shares”) and 12,500,000 Common Share purchase warrants on the same pricing and other terms as the previously announced US$25 million equity investment in NMG (the “Tranche 1 Investment”) by Panasonic Holdings Corporation and General Motors LLC (the “Anchor Customers”). NMG also entered into an investor rights agreement (the “Investor Rights Agreement”) with Mitsui at the closing of their investment. Pursuant to the Investor Rights Agreement, Mitsui is required to “lock-up” its securities for a period of 12 months from the date of their investment. The Investor Rights Agreement also provides Mitsui with certain rights relating to its investment in NMG, namely certain board nomination and anti-dilution rights. Mitsui is subject to a standstill limitation whereby it will not be able to increase its holdings beyond 20% of the issued and outstanding Common Shares for a period of three years.

Pallinghurst exchanged its convertible note, dated November 8, 2022, as amended and restated on April 4, 2023, for 6,250,000 Common Shares and 6,250,000 Common Share purchase warrants on the same pricing and other terms as the Tranche 1 Investment with the Anchor Customers. NMG entered into a registration rights agreement with Pallinghurst at the closing of their investment.

Concurrently with the redemption, surrender and cancellation of Mitsui’s and Pallinghurst’s convertible notes, 1,579,043 common shares that were reserved for issuance in respect of accrued interest under the respective convertible notes were issued as fully paid and non-assessable Common Shares.

5.2          Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

For all additional information, please contact:

Ms. Josée Gagnon

Vice President – Legal Affairs and Corporate Secretary

Telephone: (450) 757-8905 #405

Item 9	Date of Report

May 13, 2024